Exhibit 10.1

June 5, 2009

Mr. Andrew Miller

Dear Andy:

Thank you for your interest in joining Polycom. Given the requirements we have in building the company, and your background and skills, we believe you are the ideal individual to join our team. We are pleased to extend the following offer:

1.	Title and Position: Executive Vice President, Global Field Operations, reporting to Bob Hagerty, Chairman & Chief Executive Officer. Your direct responsibilities will include sales, field engineering (sales engineering group) and go-to-market strategies and your shared responsibilities will include field marketing (dotted line organization). This is an exempt professional position located in Pleasanton, CA.

2.	Salary: $16,666.67 paid semi-monthly (equivalent to approximately $400,000 per year). If your hire date is within five (5) business days of the end of a pay cycle, you will receive your first paycheck at the end of the following pay cycle.

3.	Equity:

At the next Compensation Committee meeting following your start date, you will be granted 80,000 full value share awards, composed of 40,000 Restricted Stock Units and 40,000 Target Performance Shares of Polycom common stock, subject to approval by the Compensation Committee of the Board of Directors. The Committee typically grants restricted stock units and performance shares four times per year. These shares will vest over a 3-year period and will be subject to the other terms and conditions as set forth in your grant agreement, a copy of which will be provided to you if and when approved by the Compensation Committee. These Performance Shares are measured on Polycom’s Total Shareholder Return against the Russell 2000 Index.

At the next Compensation Committee meeting following your start date, you will be granted an option to purchase 100,000 shares of Polycom common stock, subject to approval by the Compensation Committee of the Board of Directors. The exercise price per share of the options will be established as Polycom’s closing stock price on the grant date. These options will vest over a 4-year period. Subject to your continued employment at Polycom, Inc., one-fourth of the shares will vest on the one-year anniversary date of the grant, and one-thirty-sixth of the balance of the options will vest each month thereafter until fully vested after four years.

You will be granted two special equity incentive grants as follows:

•	75,000 Target Performance Shares of Polycom common stock with terms as set forth in Exhibit A.

•	50,000 Target Performance Shares of Polycom common stock with terms as set forth in Exhibit A.

The performance criteria will be detailed in your grant agreement and will be subject to the other terms and conditions as set forth in your grant agreement, a copy of which will be provided to you if and when approved by the Compensation Committee.

4.	Bonus Plan: Beginning in 2010, you will participate in the Performance Bonus Plan, which is targeted at 80% of your actual base salary earnings during the fiscal year. In 2009, you will participate in the Management Bonus Plan with your eligibility to receive payments under the Management Bonus Plan based upon the achievement of the following performance goals: 50% based upon corporate performance and 50% based upon worldwide revenue and contribution margin attainment. Your bonus amount is guaranteed at a minimum of 100% through the end of Q3. Additionally, you will be guaranteed a minimum of 50% of your Q4 09 bonus target. You will receive additional details of the Performance Bonus Plan, the Management Bonus Plan and these performance metrics upon your hire.

5.

Signing Bonus: Upon receipt of payment documentation in the amount equivalent to your signing bonus, you will receive a payment of $250,000, less applicable taxes, to be paid in the July 31st payroll; provided however, you are employed with the Company on such date. This signing bonus payment is subject to repayment to Polycom if you voluntarily terminate your employment with the Company. The schedule for repayment is 100% of the total bonus if you voluntarily terminate your employment prior to 1 year; 50% of the total bonus reimbursement if you voluntarily terminate your employment prior to 2 years; and no repayment after 2 years of employment. For this purpose, a voluntary termination excludes a termination due to death or disability or a resignation for Good Reason, and “Good Reason” will have the same definition as in your Separation Agreement under paragraph 4 of that Agreement.

6.	Relocation: Polycom will handle the physical relocation of your household goods; please contact Steve Quakenbush, 408-474-2580, when you would like these arrangements to be made. You will also receive two round trip coach tickets for you and your wife to travel to the California for a house hunting/area familiarization trip. If needed, Polycom will arrange for up to six months of temporary living and storage of your household goods. All relocation expenses will be grossed up. The schedule for repayment is 100% of the total relocation expense if you voluntarily terminate your employment prior to 1 year; 50% of the total relocation expense if you voluntarily terminate your employment prior to 2 years; and no repayment if you voluntarily terminate after 2 years of employment. For this purpose, a voluntary termination excludes a termination due to death or disability or a resignation for Good Reason, and “Good Reason” will have the same definition as in your Separation Agreement under paragraph 4 of that Agreement.

7.	Home Travel: As your legal domicile is currently in Colorado, for a period not to exceed 90 days after you start employment with Polycom, you may expense up to twelve (12) trips to Colorado.

8.	Change of Control: You will be provided with a Change of Control Severance Agreement, which is attached as Exhibit B.

9.	Separation Agreement: You will be provided with a Separation Agreement, which is attached as Exhibit C.

10.	Legal Fees: Upon your start date as an employee, Polycom will reimburse you up to $18,250, within seven (7) days of your presentation of an expense reimbursement report, along with an invoice from your counsel marked “paid”, which shall be grossed-up for all of your applicable taxes, if any.

11.	Benefits: Polycom provides a competitive benefits package to all full-time, regular employees. You will be eligible to participate in all compensation, retirement and welfare benefit programs that are currently available to Polycom executive employees and any additional programs that may become available to executive employees in the future. A summary of the benefit programs currently available to Company employees is enclosed.

You hereby represent to Polycom that you are under no obligation or agreement that would prevent you from becoming an employee of Polycom or that would adversely impact your ability to perform the expected services, including without limitation any non-solicitation and non-competition agreement.

Adherence to Company rules and regulations is also a condition of employment. Polycom is an equal opportunity/affirmative action employer.

This offer is contingent upon the following: (1) your execution of Polycom’s Proprietary Information and Invention Agreement, which, among other things, requires that you will not, during your employment with Polycom, improperly use or disclose any proprietary information or trade secrets of any former employer and will not bring onto Polycom premises any confidential or proprietary information of any former employer unless that employer has consented to such action in writing; (2) your execution of Polycom’s Proprietary Information Obligations Checklist concerning your obligation to protect and not bring to Polycom the proprietary information of any other company between the date of this offer letter and the date you begin employment with Polycom; (3) your ability to provide the Company with the legally required proof of your identity and authorization to work in the United States; (4) the satisfactory results of the background investigation and reference checks; and (5) understanding of, and commitment to, the standards and policies contained in Polycom’s Code of Business Ethics and Conduct.

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This letter sets forth the terms of your employment with us and supersedes any prior representations or agreements, whether written or oral. Our employment relationship will be considered “at will,” which means that either you or the Company may terminate your employment at any time and for any reason or for no reason.

Sincerely,

/s/ Gary Ziesés
Gary Ziesés
SVP, Human Resources

Accepted by:	/s/ Andrew Miller

Date:	6/8/2009

Start Date:	July 1, 2009